UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 12b-25

Commission File Number: 001-13007

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ❑ Form 20-F ❑ Form 11-K ❑ Form ❑10-Q ❑ Form N-SAR

For Period Ended: March 31, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Carver Bancorp, Inc.
Former Name if Applicable: N/A
Address of Principal Executive Offices (Street and Number): 75 West 125th Street
City, State and Zip Code: New York, NY 10027

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant and its auditors are evaluating misstatements in previously issued financial statements, including those related to the accounting for certain data processing expenses. We have not concluded our evaluation as to the impact of these misstatements at this time.

We are in the process of applying for regulatory approval to make interest payments on our Trust Preferred Debt securities in September 2016 and are not aware of any information as to whether or not such approval will be granted. If we do not receive such regulatory approval, or if we are unable to obtain waivers from the debt holders to continue interest deferrals for an additional period after September 2016, the nonpayment of deferred interest would be deemed an event of default with respect to the Trust Preferred Debt securities. The registrant has expensed the deferred interest as necessary and currently has cash available to make the payment upon receipt of regulatory approval.

Based on the foregoing matters, the registrant expects that the report of the independent registered public accounting firm accompanying the audited consolidated financial statements as of and for the year ended March 31, 2016 included in the registrant’s Annual Report on Form 10-K for the year ended March 31, 2016 will contain an explanatory paragraph regarding substantial doubt as to the registrant’s ability to continue as a going concern. Specifically, we have been advised by our independent registered public accounting firm that, because the interest payments on the Trust Preferred Debt securities payable in September 2016 are subject to regulatory approval, and because such approval is not within our control, and because the failure to pay the interest would constitute an event of default, an explanatory paragraph will be included in the report.

As a result, the registrant is delayed in filing its Annual Report on Form 10-K for the year ended March 31, 2016.  The delay could not be eliminated without unreasonable effort or expense.  The registrant expects to file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Christina L. Maier         (212)            360-8894

(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Carver Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2016
By:    /s/ Michael T. Pugh
President and Chief Executive Officer